

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Mr. James W. Sullivan
Chief Financial Officer
Mosys, Inc.
3301 Olcott Street
Santa Clara, California 95054

>   **Re: Mosys, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 26, 2010**
>   **Form 10-Q for the Period Ended September 30, 2010**
>   **Filed November 3, 2010**
>   **File No. 000-32929**

Dear Mr. Sullivan:

    We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   Jeff Jaramillo
>   Accounting Branch Chief